Q77(h) (Change in Control)

Virtus KAR Small-Cap Core Fund (Series 14):

UBS WM USA ("UBS"), on behalf of its customers, ceased having control on or about September 25, 2017, due to a series of purchases by other shareholders and some redemptions by UBS. As of the end of the period, UBS owned approximately 20.76% of the shares (as measured in assets).